Exhibit 99.92

PROTECH HOME MEDICAL CORP.

NOTICE OF ANNUAL & SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of shareholders of Protech Home Medical Corp. (the “Corporation”) will be held at 1019 Town Drive, Wilder, Kentucky on Monday, the 3rd day of May, 2021, at the hour of 11:00 a.m. (Eastern time) for the following purposes:

1.	to receive the audited financial statements of the Corporation for the years ended September 30, 2020 and 2019 and the auditors’ report thereon, and the financial statements of the Corporation for the three months ended December 31, 2020 and 2019;

2.	to elect directors for the ensuing year;

3.	to appoint auditors of the Corporation for the ensuing year and authorize the directors to fix their remuneration;

4.	to consider and, if thought appropriate, to pass an ordinary resolution (the text of which is disclosed in Section 10(iv) of the Management Information Circular) to ratify, confirm and approve a security based compensation plan of the Corporation, as more particularly described in the Management Information Circular; and

5.	to transact such further or other business as may properly come before the said meeting or any adjournment or adjournments thereof.

This Notice of Meeting is accompanied by the Information Circular and either a form of proxy for registered shareholders or a voting instruction form for beneficial shareholders (collectively the “Meeting Materials”). A copy of the audited financial statements of the Corporation for the years ended September 30, 2020 and 2019 and the auditors’ report thereon, and the financial statements of the Corporation for the three months ended December 31, 2020 and 2019, and accompanying management discussion and analysis, will be available for review at the Meeting and are available to the public on the SEDAR website at www.sedar.com.

The record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting is March 5, 2021 (the “Record Date”). Shareholders of the Corporation whose names have been entered on the register of shareholders at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting.

A shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective, the enclosed proxy must be mailed so as to reach or be deposited with Computershare Investor Services Inc., 100 University Avenue, 8th floor, Toronto, Ontario, M5J 2Y1, facsimile: (416) 263-9524, not later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment thereof.

As described in the notice and access notification mailed to shareholders of the Corporation, the Corporation will deliver the applicable Meeting Materials to shareholders by posting the Meeting Materials online under the Corporation’s profile at www.sedar.com and at http://phminvestorrelations.com/documents/investorrelation/circulars/2021.pdf, where they will remain for at least one full year thereafter. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and it will also significantly reduce the Corporation’s printing and mailing costs.

All shareholders will receive a notice and access notification, together with a proxy or voting instruction form, as applicable, which will contain information on how to obtain electronic and paper copies of the Meeting Materials in advance of the Meeting.

DATED this 25th day of March, 2021.

BY ORDER OF THE BOARD

(signed) “Gregory Crawford”

Chairman of the Board of Directors